                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

                         Phillips-Van Heusen Corporation
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   718592 10 8
                                   -----------
                                 (CUSIP Number)

                            Robert M. Friedman, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3500
                     ---------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  July 20, 2005
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                              Page 2 of 11 Pages
                                  SCHEDULE 13D

--------------------------------------- ------------------------------------- --------------------------------------
CUSIP No. 718592 10 8

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Partners Europe
         Managers Limited
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]    (b) [ ]

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
          N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England
----------------------- ----- --------------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       ----- --------------------------------------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 11,566,119
      REPORTING         ----- --------------------------------------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        ----- --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              11,566,519
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,566,519
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

                                  SCHEDULE 13D

--------------------------------------- ------------------------------------- --------------------------------------
CUSIP No. 718592 10 8

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe V GP Co.
         Limited
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]    (b) [ ]

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Guernsey
----------------------- ----- --------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES         ----- --------------------------------------------------------------------------------------
     BENEFICIALLY      8     SHARED VOTING POWER
       OWNED BY              11,566,519
         EACH          ----- --------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON WITH             0
                       ----- --------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                              11,566,519
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,566,519
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

                                  SCHEDULE 13D

--------------------------------------- ------------------------------------- --------------------------------------
CUSIP No. 718592 10 8

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Managers, Inc.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]    (b) [ ]

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
----------------------- ----- --------------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       ----- --------------------------------------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 0
      REPORTING         ----- --------------------------------------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        ----- --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages

         This Amendment No. 1 (this "Amendment") to the Statement on Schedule
13D amends Items 2, 4, 5, 6 and 7, and Schedules A, B and C, of the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission on
February 21, 2003 (the "Original Schedule 13D") by the Reporting Persons with respect to the shares of Common Stock of Phillips-Van Heusen Corporation, a
Delaware corporation (the "Company"). Capitalized terms used herein, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by: (a) deleting Schedules A, B and C referred to therein and replacing them with Schedules A, B and C attached hereto and (b)
deleting the last four paragraphs and replacing them with the following paragraphs.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Europe Managers are set forth in Schedule A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Europe V GP are set forth in Schedule B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Managers are set forth in Schedule C hereto and are incorporated herein by reference.

         During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of (w) the Purchasers (as defined below), (x) the General Partners of the Funds (as defined below), or (y) the persons listed on Schedules A, B or C hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

         The General Partner of the Europe V Funds and the General Partner of
the Excelsior VI Funds are referred to herein collectively as the "General
Partners of the Funds." The Europe V Funds and the Excelsior VI Funds are
referred to herein collectively as the "Purchasers."

         The Filing Persons have entered into a Joint Filing Agreement, dated as of February 12, 2003, a copy of which is attached as exhibit to the Original
Schedule 13D.

         For the avoidance of doubt, all references to Schedule A, Schedule B or
Schedule C used herein shall mean respectively Schedule A, Schedule B, and
Schedule C of this Amendment.

ITEM. 4  PURPOSE OF TRANSACTION
         ----------------------

     Item 4 is hereby amended by adding the following:

UNDERWRITING AGREEMENT

         On July 14, 2005, the Company and the Purchasers entered into an
Underwriting Agreement (the "Underwriting Agreement) with Lehman Brothers Inc.,
Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Bear, Stearns & Co.
Inc. and Piper Jaffray & Co., as representatives of the several underwriters listed on the schedule thereto (the "Underwriters"). The following discussion provides a description of certain relevant provisions of the Underwriting
Agreement that may relate to or result in a

                                                              Page 6 of 11 Pages

transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13 D promulgated under the Act.

         On July 20, 2005, pursuant to the terms of the Underwriting Agreement, the Excelsior VI Funds sold to the Underwriters 4,286,365 shares of Common Stock issuable upon conversion of approximately 2,266.66668 shares of Series B Stock beneficially owned by the Excelsior VI Funds and the Europe V Funds sold to the
Underwriters 2,100,000 shares of Common Stock issuable upon conversion of
1,110.4973 shares of Series B Stock beneficially owned by the Europe V Funds. In addition, on July 22, 2005, pursuant to the exercise of the over-allotment option of the Underwriters contained in the Underwriting Agreement, the Europe V
Funds sold to the Underwriters an aggregate of 957,954 shares of Common Stock issuable upon conversion of 506.5742 shares of Series B Stock beneficially owned by the Europe V Funds. Each of the Purchasers sold such shares of Common Stock issuable upon conversion of the Series B Stock at a price per share of $31.276.

         In addition, pursuant to the terms of the Underwriting Agreement, the
Purchasers agreed, for a period of 90 days from the date of the Prospectus (as defined in the Underwriting Agreement), not to, directly or indirectly, (1)
offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common
Stock or securities convertible into or exchangeable for Common Stock (other than the shares of Common Stock sold to the Underwriters pursuant to the
Underwriting Agreement), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of
Common Stock or other securities, in cash or otherwise, (3) cause to be filed a registration statement with respect to any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of Lehman Brothers
Inc. and Credit Suisse First Boston LLC, on behalf of the Underwriters.

         The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the
Underwriting Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

CONVERSION AGREEMENT
--------------------

         In connection with the Underwriting Agreement, on July 14, 2005, the
Company and the Purchasers entered into a Conversion Agreement (the "Conversion
Agreement"). The following discussion provides a description of certain relevant provisions of the Conversion Agreement that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

         Pursuant to the terms of the Conversion Agreement, the Company agreed to pay each Purchaser $1.75 per share of Common Stock issuable upon conversion of such Purchaser's shares of Series B Stock in connection with the Offering (as defined in the Conversion Agreement) and the Over-Allotment (as defined in the
Conversion Agreement).

         In addition, pursuant to the terms of the Conversion Agreement, each
Purchaser agreed to vote in favor of a proposal to amend and restate Section
9(d)(i) of the Certificate of Designations in its entirety as follows:

                                                              Page 7 of 11 Pages

"Election of Directors. (A) For so long as at least thirty-five percent (35%) of the shares of Series B Stock issued on the Original Issue Date remain outstanding, the holders of the Series B Stock, voting as a separate series, shall be entitled to elect two (2) Series B Directors; and (B) if more than ten percent (10%) but less than thirty-five percent (35%) of the shares of Series B
Stock issued on the Original Issue Date remain outstanding, the holders of the
Series B Stock, voting as a separate series, shall be entitled to elect one (1)
Series B Director."

         The Purchasers also agreed that if (a) they are entitled to elect no more than two directors of the Company pursuant to the terms of the Certificate of Designations and (b) no more than one Series B Designee (as defined in the
Certificate of Designations) is a director of the Company on December 31, 2005, then they would vote in favor of a proposal to amend and restate Section 9(d)(i)
of the Certificate of Designation in its entirety as follows:

"Election of Directors. For so long as more than ten percent (10%) of the shares of Series B Stock issued on the Original Issue Date remain outstanding, the holders of the Series B Stock, voting as a separate series, shall be entitled to elect one (1) Series B Director."

         The foregoing description of the Conversion Agreement is not intended to be complete and is qualified in its entirety by the complete text of the
Conversion Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

OTHER PLANS AND PROPOSALS

         Except as described above or otherwise described in this Amendment, neither Apax Europe Managers nor Apax Europe V GP currently has any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. Each of Apax Europe Managers and Apax Europe V GP
reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the
Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, each of Apax Europe Managers and Apax Europe V GP (and their respective affiliates) reserves the right, in each case subject to (x) the restrictions contained in the Underwriting Agreement and the Transaction
Documents (as defined in the Purchase Agreement) and (y) any applicable limitations imposed on the sale of any of their securities of the Company by the
Securities Act or other applicable law, to (i) purchase securities of the
Company, (ii) sell or transfer securities of the Company beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Europe V Funds to distribute in kind to their respective partners securities of the Company. To the knowledge of each of Apax Europe Managers and Apax Europe
V GP, each of (w) the Europe V Funds, (x) the General Partner of the Europe V
Funds and (y) the persons listed on Schedules A or B of this Amendment may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         --------------------------------------

         Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Items 5(c) and 5(e) are hereby amended by adding the following.

         (a) As of the date hereof, each of Apax Europe Managers and Apax Europe
V GP may be deemed to beneficially own an aggregate of 6,116.26182 shares of
Series B Stock held by the Europe V

                                                              Page 8 of 11 Pages

Funds, which shares of Series B Stock currently are convertible into 11,566,119 shares of Common Stock (representing in the aggregate approximately 21.7% of the outstanding Common Stock).

         None of the Filing Persons or, to the knowledge of the Filing Persons,
(w) the Purchasers, (x) the General Partners of the Funds and (y) the persons listed on Schedules A, B or C hereto beneficially owns any shares of Common
Stock other than as set forth herein.

         (b) Each of Apax Europe Managers (who is responsible for making all investment and management decisions for the Europe V Funds) and Apax Europe V GP shares the power to vote or direct the vote and to dispose or to direct the disposition of all 11,566,119 shares of Common Stock deemed beneficially owned by it.

         (c) In connection with the Underwriting Agreement, the following transactions were effected by Europe V-A during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF  COMMON STOCK TO THE   NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
UNDERWRITERS                           SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          1,312,578                             $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          598,756                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Europe V-B during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          236,091                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          107,697                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Europe V-C during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          134,221                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          61,227                                $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Europe V-D during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          176,895                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          80,694                                $31.276
-------------------------------------- ------------------------------------- --------------------------------------


                                                              Page 9 of 11 Pages

         In connection with the Underwriting Agreement, the following transactions were effected by Europe V-E during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          176,180                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          80,368                                $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Europe V-F during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          30,992                                $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          14,138                                $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Europe V-G during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          30,992                                $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          14,138                                $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Europe V-1 during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          1,001                                 $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          457                                   $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Europe V-2 during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          1,050                                 $31.276
-------------------------------------- ------------------------------------- --------------------------------------
July 22, 2005                          479                                   $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Excelsior VI during the past 60 days:

                                                              Page 10 of 11 Pages



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          3,662,272                             $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Excelsior VI-A during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          299,188                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Excelsior VI-B during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          199,744                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         In connection with the Underwriting Agreement, the following transactions were effected by Patricof Private Investment Club III during the past 60 days:



-------------------------------------- ------------------------------------- --------------------------------------
DATE OF SALE OF THE COMMON STOCK TO    NUMBER OF SHARES OF COMMON STOCK      PRICE PER SHARE
THE UNDERWRITERS                       SOLD
-------------------------------------- ------------------------------------- --------------------------------------

July 20, 2005                          125,161                               $31.276
-------------------------------------- ------------------------------------- --------------------------------------


         Except as described above, no transactions in Common Stock were effected by the Filing Persons, or, to their knowledge, any of (w) the
Purchasers, (x) the General Partners of the Funds and (y) the persons listed on
Schedules A, B or C hereto, during the past sixty days

         (e) As of July 20, 2005, Apax Managers ceased to be beneficial owner of
5% or more of the issued and outstanding Common Stock of the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses set forth in Item 4 of this Amendment are incorporated herein by reference in their entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1                     Underwriting Agreement, dated as of July 14, 2005
Exhibit 2                     Conversion Agreement, dated as of July 14, 2005

                                                             Page 11 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      APAX PARTNERS EUROPE MANAGERS LIMITED

                      By: /s/ Richard Wilson                        07/22/2005
                          -----------------------                   ----------
                           Name:  Richard Wilson                       Date
                           Title: Director

                      APAX EUROPE V GP CO. LIMITED

                      By: /s/ Denise Fallaize                       07/22/2005
                          -----------------------                   ----------
                           Name:  Denise Fallaize                      Date
                           Title: Director

                      APAX MANAGERS, INC.

                      By: /s/ John Megrue                           07/22/2005
                          -----------------------                   ----------
                           Name:  John Megrue                          Date
                           Title: Co-Chief Executive Officer

                                   SCHEDULE A

         The name, title and present principal occupation of each director of
Apax Partners Europe Managers Limited ("Apax Europe Managers") are set forth below. There are no executive officers of Apax Europe Managers.

         The principal business address of each director of Apax Europe Managers is c/o Apax Partners, Ltd., 15 Portland Place, London, England W1B 1PT, United
Kingdom.

         Each director of Apax Europe Managers is a citizen of the United
Kingdom with the exception of Martin Halusa who is a citizen of Austria.



                 NAME                TITLE                          PRINCIPAL OCCUPATION
                 ----                -----                          --------------------

Ronald Mourad Cohen                Director         Chairman of Apax Europe Managers and Apax Partners
                                                    Holdings Ltd., a company organized under the laws of
                                                    England, and its subsidiaries (the "Apax Group")

Paul Adrian Barlow Beecroft        Director         Director of Apax Europe Managers and the Apax Group

Peter David Englander              Director         Director of Apax Europe Managers and the Apax Group

Ian Jones                          Director         Director of Apax Europe Managers and the Apax Group

Martin Halusa                      Director         Director of Apax Europe Managers and the Apax Group

Michael Risman                     Director         Director of Apax Europe Managers and the Apax Group

Paul Fitzsimons                    Director         Director of Apax Europe Managers and the Apax Group

Richard Wilson                     Director         Director of Apax Europe Managers and the Apax Group

Stephen Grabiner                   Director         Director of Apax Europe Managers and the Apax Group

Stephen Green                      Director         Director of Apax Europe Managers and the Apax Group


                                   SCHEDULE B

         The name, title and present principal occupation of each director of
Apax Europe V GP Co. Limited (the "Apax Europe V GP") are set forth below. There are no executive officers of Apax Europe V GP.

         The principal business address of each director of Apax Europe V GP, except for Andrew Barrett, is c/o International Private Equity Services, 13-15
Victoria Road, St. Peter Port, Guernsey, Channel Islands GY1 3ZD.

Mr Barrett's principal business address is c/o Apax Partners Ltd., 15 Portland
Place, London, England W1B 1PT, United Kingdom.

         Each director of Apax Europe V GP is a citizen of the United Kingdom.



                 NAME               TITLE                           PRINCIPAL OCCUPATION
                 ----               -----                           --------------------

Andrew Barrett                     Director         Equity partner of Apax Partners Worldwide LLP

Constance A. E. Helyar             Director         Director of International Private Equity Services

Denise Jane Banks                  Director         Director of International Private Equity Services

Arthur Jeremy Arnold               Director         Director of International Private Equity Services

Stephen Tilton                     Director         Employee of Apax Partners Ltd


                                   SCHEDULE C

         The name, title and present principal occupation of each director and executive officer of Apax Managers, Inc. (the "Apax Managers") are set forth below.

         The principal business address of each director and executive officer of Apax Managers is c/o Apax Partners, Inc., 445 Park Avenue, 11th Floor, New
York, New York 10022 ("Apax Partners").

         Each director and executive officer of Apax Managers is a citizen of the United States.

              NAME                                 TITLE                              PRINCIPAL OCCUPATION
              ----                                 -----                              --------------------
Allen Karp                         Director and Co-Chief Executive         General Partner of Apax Partners
                                   Officer
John Megrue                        Director and Co-Chief Executive         General Partner of Apax Partners
                                   Officer
Gregory M. Case                    Vice President                          General Partner of Apax Partners
George M. Jenkins                  Vice President                          General Partner of Apax Partners
Christopher Reilly                 Vice President                          General Partner of Apax Partners
Paul Vais                          Vice President                          General Partner of Apax Partners
Oren Zeev                          Vice President                          General Partner of Apax Partners